Exhibit 3.2

CERTIFICATE OF DESIGNATION, NUMBER, POWERS PREFERENCES AND RELATIVE, PARTICIPATING OPTION, AND OTHER SPECIAL RIGHTS AND THE QUALIFICATIONS, LIMITATIONS, RESTRICTIONS, AND OTHER DISTINGUISHING CHARACTERISTICS OF SERIES B PREFERRED STOCK OF PLEASANT KIDS, INC.

It is hereby certified that:

1.	The name of the corporation (hereinafter called the “Corporation”) is Pleasant Kids, Inc.

2.	The certificate of incorporation authorizes the issuance of 60,000,000 shares of Preferred Stock with a par value to be determined by the Board of Directors and expressly vests in the Board of Directors of the Corporation the authority provided therein to issue any or all of said shares in one or more series and by resolution or resolutions, the designation, number full or limited voting powers, or the denial of voting powers, preferences and relative participating, option, and other special rights and the qualifications, limitations restrictions, and other distinguishing characteristics of each series to be issued.

3.	The Board of Directors of the Corporation, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series B issue of Preferred Stock:

a.	RESOLVED, that TEN MILLION (10,000,000) shares of the Preferred Stock of which, Sixty Million (60,000,000) Preferred shares are authorized (par value $0.001 per share), are authorized to be issued by this Corporation pursuant to its certificate of incorporation, and that there be and hereby is authorized and created a series of preferred stock, hereby designed as the Series B Preferred Stock, which shall have the voting powers, designations, preferences and relative participating, optional or other rights, if any, or the qualifications, limitations, or restrictions, set forth in such certificate of incorporation and in addition thereto, those following:

i.    DESIGNATION. The Preferred Stock subject hereof shall be designated Series B Preferred Stock (“Series B Preferred”). No other shares of Preferred Stock shall be designated as Series B Preferred stock.

ii.   DIVIDENDS. The Holder of Series B Preferred Stock will not be entitled to receive dividends of any kind, including but not limited to any dividends paid on Common Stock.

iii.  CONVERSION. The Series B Preferred Stock shall not be convertible into Common Stock at any time.

iv.  LIQUIDATION RIGHTS. The Series B Preferred Stock shall not have any rights with respect to liquidation preference upon the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary.

v.     OTHER RESTRICTIONS. There shall be no conditions or restrictions upon the creation of indebtedness of the Corporation, or any subsidiary or upon the creation of any other series of preferred stock with any other preferences.

vi.    VOTING.

1.	Voting with Common Stock. Each share of the Series B Preferred Stock shall vote together with the holders of the Common Stock and have one thousand (1,000) votes on all matters on which shareholders of the Corporation shall be entitled to vote and be entitled to a vote on all matters submitted to the shareholders. For example, if a matter is presented to the shareholders for a vote and there are 10,000 Series B Preferred shares outstanding and entitled to vote on the matter, then the Holder of the Series B Preferred Stock would be granted 10,000,000 votes.

2.	Class Voting Rights. So long as the Series B Preferred Stock is outstanding, the Corporation shall not, without the affirmative vote or consent of the holders of at least 51% of all outstanding Series B Preferred Stock voting separately as a class, (i) Amend, alter or repeal (by merger or otherwise) any provision of the Certificate of Incorporation or the By-laws of the Corporation, as amended, as to adversely affect the relative rights, preferences, qualifications, limitations, or restrictions of the Series B Preferred Stock, (ii) effect any reclassification of the Series B Preferred Stock.

3.	A class vote on the part of the Series B Preferred Stock shall, without limitation, specifically not be deemed to be required (except as otherwise required by law or resolution of the Corporation’s Board of Directors) in connection with; (a) the authorization, issuance or increase in the authorized amount of any shares of any other class or series of stock which ranks junior to, or on a parity with, the Series B Preferred Stock in respect to the payment of dividends and distributions upon liquidation, dissolution or winding up of the Corporation; or (b) the authorization, issuance or increase in the amount of any bonds, mortgages, debentures or other obligation of the Corporation.

vii.   STATED VALUE. The Shares of Series B Preferred shall have a stated value of $0.001 per share.

viii.  OTHER-PREFERENCES. The shares of the Series B Preferred shall have no other preferences, rights, restrictions, or qualifications, except as otherwise provided by law or the certificate of incorporation of the Corporation.

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FURTHER RESOLVED, that the statements contained in the foregoing resolution creating and designating the said Series B Preferred Stock and fixing the number, powers, preferences and relative, optional participating and other special rights and the qualifications, limitations, restrictions, and other distinguishing characteristics thereof shall, upon the effective date of said series, be deemed to be included in and be a part of the certificate of incorporation of the Corporation.

Signed on March, 16, 2015.

By Unanimous Written Consent of the Board of Directors:

/s/ Robert Rico	/s/ Calvin Lewis	/s/ Kenneth Wiedrich
Robert Rico – Director	Calvin Lewis – Director	Kenneth Wiedrich – Director